                                                             Exhibit 99(a)(1)(L)


                            MONACO COACH CORPORATION



STATEMENT REGARDING TENDER OFFER

As previously announced, Monaco Coach Corporation and SMC Corporation have entered into a merger agreement under which a wholly owned subsidiary of Monaco Coach Corporation, Salmon Acquisition Inc., commenced an all-cash tender offer on July 5, 2001 for all of SMC Corporation's outstanding common stock at a price of $3.70 per share. The tender offer is conditioned upon, among other things, there being tendered and not withdrawn prior to the expiration date of the tender offer at least 51% of the outstanding shares of common stock.

The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Wednesday, August 1, 2001, unless the tender offer is extended.

The tender offer may be extended on the terms and conditions stated in the offer to purchase sent to shareholders in connection with the tender offer. Any extension of the tender offer will be followed as promptly as practicable by a public announcement, which will be issued no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date. Further information and a copy of the offer to purchase may be obtained from the information agent for the offer: Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022; (212) 750-5833 (banks and brokers); (888) 750-5834 (all others). Salomon Smith Barney ((800) 220-7501) is the Dealer Manager for the tender offer.

IMPORTANT DISCLAIMER

The discussion contained in this conference call is neither an offer to purchase nor a solicitation of an offer to sell shares of SMC Corporation. Monaco Coach Corporation has filed a Tender Offer Statement and SMC Corporation has filed a Solicitation/Recommendation Statement with respect to the tender offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, in each case as amended from time to time, contain important information, and investors and security holders are strongly advised to read both such statements and all subsequent amendments thereto carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, and any amendments thereto, are available to all shareholders of SMC Corporation, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement and any amendments thereto are also available at no charge at the SEC's website at WWW.SEC.GOV.


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

                            MONACO COACH CORPORATION
                             MODERATOR: KAY TOOLSON
                                  JULY 24, 2001
                                   11:00 AM CT


Operator:        Good day everyone and welcome to today's Monaco Coach
                 Corporation Second Quarter Earnings Release conference call.
                 Today's call is being recorded. Before we begin let me read the following Safe Harbor statement.

                 This conference may contain certain forward-looking statements that are subject to the risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include but are not limited to those set forth in the company's most recent form 10Q and the company's most recent form 10K. These documents can be accessed at WWW.SEC.GOV.

                 We will now turn the call over to Mr. Kay Toolson, Chairman and CEO. Please go ahead, sir.

Kay Toolson:     Thank you, Justin. I'd like to welcome all of you to our
                 second quarter, first half conference call. Joining me today is John Nepute - our company President, Marty Daley - our
                 Vice President and Chief Financial Officer as well as other senior members of our management team along with Mike
                 Duncan, our Investor Relations Manager.

                 We're very excited to have you on the call today and look forward to going through our results and to our question and answer period later. And with that I'll turn it over to Marty Daley.

Marty Daley:     Thank you, Kay. I'm pleased to report our sales and profit for the second quarter of 2001. Net sales were 223 million compared to 226 million in 2000, a decrease of 1.2%. Gross motorized sales dollars were down 1.1% while towables were up 4%. Towables accounting for approximately 10% of our second quarter gross sales.

                 Gross profit for the second quarter of 2001 decreased to
                 25.8 million or 11.5% of sales which was down from 14.2% of sales in the second quarter of 2000. The decrease in gross margin was due to a combination of factors - above normal sales discounts which net against gross sales accounted for a significant portion of the decrease.

                 Sales discounts ran about 3.8% of gross sales in the second quarter while 2.2% is what we would consider normal. This level of discounting allowed us to sell all our 2001 products and reduce our finished goods inventory by 13.4 million since the beginning of the quarter.

                 The remainder of the difference was a result of production inefficiencies created from reduced production, shifting our volume among the production lines in our plants and shifting the mix of products on those lines.

                 Going forward we are expecting a reduction on the discounting side but expect a continuation of some inefficiencies from our reduced production levels in the second half of the year until we begin a ramp up of production and fully integrate some of SMC's production with our own.

                 SG&A as a percentage of sales was 7.4% compared to 6.1% in last year's second quarter. The bulk of this change was related to the significant increase in our retail promotion efforts which are reflected in SG&A.

                 Operating income for the second quarter was 9.2 million or 4.1% of sales, down from 18.2 million and 8% of sales in the second quarter of 2000. Net interest expense for the second quarter was 414,000 versus last year's 127,000 reflecting a higher level of borrowing during the second quarter of 2001. The company's net income for the second quarter was 5.5 million versus last year's 11.1 million and earnings were 28 cents per share versus 58 cents per share.

                 For the first half of the year net sales were down 6.3% ((inaudible)) (34.7) million. Gross profit was 51.3 million versus 69.4 million last year. Operating income for the first two quarters was 18.2 million and net income was 10.7 million or 55 cents per share.

                 On the balance sheet side corporate borrowings were 14.1 million at the end of the second quarter, down from 20.6 million at the first of the year. Accounts receivable was
                 79.4 million, up from 68 million at the beginning of the year.

                 Our inventory balance of 97 million was down almost 18 million from the first of the year. The finished goods component of our inventory was down to 23.2 million.

                 Notes receivable were 7.6 million, an increase of 4.8 million since the beginning of the year which were advances to fund a portion of the development costs of upscale Motor Coach Resorts in Las Vegas, Nevada, ((inaudible)), California, and Naples, Florida.

                 Capital expenditures for the first half of the year were 3.8 million which included costs for completing the company's warranty and service ((inaudible)) projects. We're expecting capex of approximately 10 to 12 million in 2001 which includes additional spending for minor modifications of our existing manufacturing facilities and $4 to $5 million of routine capex.

                 And with that I'll turn this over to John.

John Nepute:     Thank you, Marty. In April I indicated our markets continue to be very challenging from both a retail and wholesale perspective and the remainder of the second quarter continued that pattern. Class A retail numbers were down 25% in the month of May and down 22% for the year through May.

                 However our retail activity continues to outpace the rest of the market. Our unit sales for the same periods are essentially flat with last year's numbers. As a result we continue to take market share improving to 16.9% of Class A sales through May 2001 which is up from 13.3% in the same period of 2000. For the month of May our retail market share in Class A rose to 17.7% which made us the number one Class A manufacturer for the month.

                 The diesel segment continues to be the strongest part of Class A sales. Diesels were only down 8% through May 2001 and our diesel retail numbers were actually up 7% for the same period. Our share of this market grew 4 percentage points to 28.7% from 24.7% last year. Diesel motor homes now account for 44% of the Class A sales compared to only 36% in the same period of 2000.

                 On the towable side of our business retail sales were down 11.6% through May while Monaco's towable products were down 6.4%. Despite slightly outperforming the industry our market share is still small at 2.2% versus 2.1% last year.

                 We are now focused on rating our sales and service teams for the rallies and shows in August and September. These events will be the first opportunity for many consumers to see our 2002 models. We're encouraged by the positive dealer response to the `02s at our recent dealer meeting in South Bend, Indiana, at the end of the second quarter.

                 The orders taken at the dealer meeting and in the weeks since have noticeably improved our order position. In addition we were very pleased to see the enthusiasm displayed by the dealer body regarding the market going forward. We plan to help them by continuing to work hard to deliver innovative products that hit what we believe are attractive price points in the RV market. Supplementing our product efforts the retail promotions like our free gas and diesel program help insure we maintain our hard-earned market share gains.

                 The RV market continues to be challenging however we continue to be encouraged by the recent interest rate announcements from the Fed. That combined with the decline in fuel prices should translate into improved consumer confidence leading to an upturn in our market. In the interim we continue to focus on product innovation and taking care of our dealers and customers.

                 I'd now like to turn this over to Kay.

Kay Toolson:     Well thank you, John, thank you Marty. As John said we are encouraged by our strengthening order picture and by the incredibly positive reaction received from our dealers at our dealer meeting on our '02 products.

                 As you know we're only a few days away from finalizing our acquisition of SMC Corporation. During the last few weeks we've completed our due diligence process and while discovering the normal challenges we expected because of SMC's struggles these past two years we however have been more surprised by the enthusiastic response we've gotten not just from the existing SMC dealer body but also our existing Monaco and Holiday Rambler dealers.

                 Both the Safari and Beaver brand names are well respected in our industry. When you combine that with the strong operations managers and dedicated workforce we've found at SMC mixed with our exceptional managers and employees the possibilities going forward are very exciting.

                 SMC currently has approximately 65 dealers with only 20 being current Monaco dealers. Our plan will be to expand the retail networks of these two products and to over time introduce new price points helping us continue capturing additional market share and growing our combined revenues.

                 Now Marty, John and I are pleased to open up for any questions you may have. Again thank you for your interest in our company. Justin?

Operator:        Thank you and if anyone would like to ask a question today you may do so by pressing the star key followed by the digit
                 1 on your telephone keypad. We will take questions in the order that you signal us and we will pause for a moment to assemble our roster. Again that's star 1 now.

                 And we'll first go to Jordan Hymowitz with Robertson Stephens. Mr. Hymowitz, did you have a question?

Jordan Hymowitz: Yes, yes. There's a wide range of guidance for you guys for
                 2001 and 2002. Do you have any sense on where the management's guidance is at this point at least if not going forward for the third quarter?

John Nepute:     I haven't talked to the analysts today. I think Mike's
                 talked to them a little bit but I think as they've gone through the year they've kind of waited until the preceding quarter to adjust their expectations for the coming quarter based on where the market's at.

                 Originally I think most of the numbers out there for the third and fourth quarter were originating back in December of 2000 with the expectation that by the second half the market would have turned and rebounded. I think what we're seeing is that that rebound is taking a little bit longer than people were originally forecasting. So I'm not sure where they're going to end up.

                 I think our expectations are that while the order picture is getting stronger we've always got one last production week in both the third and fourth quarters plus we've got some holidays in the fourth quarter so that our expectation would be that more than likely just from the existing Monaco side you wouldn't see results that were appreciably better than what we hit in the first half of the year. And it's a little hard to gauge until we actually take over SMC exactly what we'll be able to do with that although I think Marty talked about SMC a little bit in our last conference call in terms of the expectations of when we thought we'd get into breakeven and how we go from there.

Jordan Hymowitz: So given that SMC loses money now, you know, and it's going to take at least a couple of months if not a couple of quarters to turn them around you would anticipate the second half of the year would probably be, you know, as well as the work stoppage for two weeks as it happens every second half of the year that the second half would be probably no better then even with the first half given trends continuing?

John Nepute:     I think that would be our expectation.

Jordan Hymowitz: Okay so the guys closer to $1 are probably more close to the right numbers than the guys closer to $1.40 or $1.50?

John Nepute:     I think that's correct.

Jordan Hymowitz: Thank you.

Operator:        And your next question comes from Michael Millman and
                 Salomon Smith Barney.

Michael Millman: Thank you, I've got some other questions but I'd like to follow up a little bit on that and to say an excellent and maybe even surprising performance, I'm not sure what you think and you might want to comment on that also.

                 Maybe you could quantify a little bit more when you say a better order picture. Where are we seeing the improvement? How much improvement are you seeing? Also when you talk about the second half being similar and while you did give some bottom line are you really talking about it being similar in terms of shipments? And maybe it will be better because it looks like margins are improving significantly or improved significantly with the '02 models.

                 And in the second quarter I guess it was I imagine touch and go right to the end of the quarter. Was there any unusual bulge or the continuation of the dealer squeeze at the end of the quarter and do you see that mitigating at all?

John Nepute:     Well let's start with your last question and maybe move
                 backwards. Hopefully we can remember them all.

                 In answer to the squeeze I guess yes in terms of the `01 product. We actually had cleaned up most of the `01 product the first half of June prior to our dealer show which was actually the last week of June. We had quite a flurry of activity at that show and shipped a number of '02 products. I couldn't tell you exactly how many that last week based on orders generated at the dealer meeting.

                 So that was good and certainly I would say our order picture is firm enough right now that assuming that continues that I wouldn't expect to see that major squeeze that we had over the last four or five quarters. So from our perspective that's a very good thing.

                 In terms of the outlook for the second half I think we're actually expecting probably sales numbers that aren't a lot, not even a lot, but not even up to what we hit here necessarily. Our production rate currently would and I'm speaking on the Monaco side I have a hard time adjusting to the combined so let's just talk about the Monaco side for a second and our sales volume I think would actually be less in the second half given the reduced weeks of production.

                 But we're expecting though to see improvement in margin, certainly the '02 product that's been sold thus far has been regular invoice and given the order picture I would expect that to continue. There may be some discounting on specific floor plans or models going forward but not the level that we've seen earlier this year.

Michael Millman: John, in regard to the vacation - the more holidays, less production - I thought that production really wasn't an issue. As it always is it's sales and shipments are the issue so I'm not sure.

John Nepute:     Well I guess we are going to have some finished goods that we can spill out into the second half but as Marty said, we've run our finished goods inventory down to some extent.
                 So there's not as many units sitting out there in that basket as there has been for the last four quarters.

Kay Toolson:     And Mike, also in the past and I think what may be getting lost here a little bit is if we were running at full capacity, if we have less production days in the second half than we do in the first half and I think that's what John was getting to is we have a week shutdown for vacation in July and we have a week shutdown in December and then we have additional holidays in the second half that aren't in the first half of the year. However we are ramping up one of our lines right now in Indiana that builds diesel products from three a day to four a day because of our strong order picture in that particular price point which is our Windsor
                 Imperial sector and Diplomat LE line.

                 So that's very positive. It's the first time we've had a ramp up of one of our production lines in well over a year and a half I think or almost two years. So that is on a positive side. After the acquisition we will be moving the (Spar) brand from Harrisburg into our plant here in (Coleburg) which will help make this plant more efficient. It's been running at a very reduced production rate which makes it very inefficient obviously. So that should help with that.

                 And I think as John said, sorting out exactly how all this is going to affect - now we haven't made all those final decisions yet and they won't be made until next week on how the SMC, when that acquisition's completed next Wednesday or Thursday how that will all fill into the picture.

Michael Millman: Kay, I guess a couple of things. One is how much time was involved in ramping up a line? And two, I got the impression when you first announced the acquisition that by the time you closed it you'd have the operation at around breakeven.

Kay Toolson:     That is our expectation. That is what we said and we still expect that to be the case.

Operator:        And we will move to Scott Stember with Sidoti & Company.

Scott Stember:   Good afternoon, gentlemen. I'm not sure if I missed a few
                 things because I joined you guys late. Did you give any information on gas versus diesel as far revenues or just percentages, increases or decreases?

Kay Toolson:     I don't think we did. Marty's trying to come up with those for you.

Scott Stember:   And also the second part of my question would be we know
                 about the amount of discounting that was going on for the 2000 models due to the model year changeover. Did you by any change mention what you expect on the 2002 models? Are you seeing a similar discounting, what level and where do you expect that to go for the next quarter if you could look into your crystal ball?

John Nepute:     Well we just actually talked about that quite a bit, Scott.
                 The `02s we have not seen the discounting that we saw in the `01s and given the current order status or order picture that would suggest that the discounting would be much more closer to normal than what it's been so that's a good thing.

Scott Stember:   And would that also include some of the retail stuff like
                 you've been doing with gasoline as well?

John Nepute:     Actually that's been a pretty good promotion for us. I'm
                 just saying we're going to continue that. I think we have decided to continue that at least through the third quarter and we're also running some other coop advertising with dealers that we'll probably continue maybe not quite to the same levels. It's actually been very effective in terms of dealing product and dealer loss so we'd like to keep the pressure on by doing that.

Scott Stember:   All right and just with some of the shows coming up, you
                 briefly alluded to the FMCA show coming up I guess in August, what are you seeing there, dealer response to that and what are your expectations for something along those lines It's obviously a very big show for you guys.

John Nepute:     Well you know to put it in perspective I mean they are very big shows. Even if we have a world record show for ourselves. I mean it's only about two weeks of production in terms of the orders we take so it's not life-threatening one way or the other probably. But it's always a good gauge of consumer acceptance of our models and certainly we're hoping to have a good show.

                 The attendance at least in terms of preregistrations for both the pre-rallies and the main show looks like it should be well attended and we're hopeful to do well.

Michael Millman: Okay.

Marty Daley:     To give you a breakdown on the sales diesel versus gas I did already mention that towables were about 10% of our sales.
                 Gas products were about 9% of our sales and 81% was diesel.

Michael Millman: Okay, thanks a lot, guys.

Operator:        Rick Fradin at William Blair & Company.

Rick Fradin:     Thanks, good morning. My first question is I'm a little bit surprised to hear you say sort of closer to $1 instead of $1.40 because of the comment that a lot of this wholesale discounting on the `02s at least appears to have gone away and come back to more normal levels. Can you help me sort of reconcile those two?

John Nepute:     Well I guess we're just trying to take sort of a
                 conservative look at the second half. As Kay said we are ramping up one line sort of to ramp up more of the lines and feeling more optimistic. We are seeing some firming of the markets and if that continues there is hopefully positive potential in the second half over the numbers that we're talking about there.

Rick Fradin:     Maybe I'm a little bit over-estimating the impact of the
                 wholesale discounting in the second quarter gross margin.
                 Would that have been the biggest of the factors in the almost 300 basis point decline in the gross margin this past quarter?

John Nepute:     I think it was pretty much...

Kay Toolson:     It was between that and the inefficiencies in our plan by
                 shifting our products and reduced production of our plants, Rick. I mean it was a combination and as said earlier, this ramp up of the line in Indiana is certainly going to help that plant be more efficient.

                 If our order picture continues to get stronger as John said we'll be possibly ramping up another line bringing the SMC product into this plant. Certainly the Spar brand is certainly going to help this plant be more efficient. So there are certainly some positive things that could happen that could I think bring our yearly earnings number closer to the $1.40 that you're talking about.

                 There's also some risk involved in that. If the market remains soft or gets any softer. So I mean we're just hedging kind of through that. I mean if the market continues to strengthen like it has, consumer confidence comes back and we're able to pull this off smoothly then the $1.40 is not an expected expectation.

Rick Fradin:     Okay and last question along those lines just so I'm clear that today's level of discounting let's say through July thus far on the `02s would be not very dissimilar to what you were doing a year ago on the `01s?

Kay Toolson:     Our discounting is less today than it was year ago,
                 significantly less today than it was a year ago.

Rick Fradin:     Than it was in the second quarter of 2000?

Kay Toolson:     Yes.

Rick Fradin:     Okay, thank you.

Operator:        And on to Craig Clark at A.G. Edwards.

Craig Clark:     Good morning, guys. My first question is about in the press release you talked about how dealers at your South Bend meeting were optimistic about marketing conditions and I guess I just want a little clarification. Are they truly optimistic as far as the rebound or are they just optimistic because they think the worst is past?

John Nepute:     Well I think what they were saying at least to me was that they felt like they've seen the worst of it, that they had been managing their inventories very well and that they felt like even if it just kind of putters along here that they're in good shape to weather whatever happens. But that they were expecting to see some signs that it starts to get better. So like I said they were just very optimistic about prospects going forward.

Craig Clark:     Was there any difference in their optimism between motorized and the towable or is it just kind of in general?

John Nepute:     I think it was in general.

Craig Clark:     Okay. And as far as the discounting goes I mean we know that the diesel market's held up a lot better than the gas but as far as the discounting goes are you guys discounting across the board or is it more targeted at the gas where it's been weaker? I mean what's been the strategy?

John Nepute:     We're not discounting at all on our '02 products.

Craig Clark:     Okay. Okay.

Kay Toolson:     The only things we have going on as John said earlier are
                 programs with the free gas for a year and diesel for year on some of our lower priced diesel and gas products helping our dealers just to help our dealers move their products through their systems. That program's been incredibly successful so we're continuing that. But there has been no discounting of '02 products.

Craig Clark:     Okay. And as far as ((inaudible)) you've been selling the
                 triple slide-outs for several months. Have you seen a big increase in relative demand versus the double slide-outs or what's been going on there?

John Nepute:     We've seen good interest in the triple slide but I don't
                 think it's quite the event that the double slide was.

Craig Clark:     Okay, okay. And at this point as far as the - now you've had another month to look at SMC, you're really not changing any of your material guidance that you gave a month ago about your targets for SMC?

John Nepute:     No.

Craig Clark:     Okay. All right, thanks a lot.

Operator:        And I show no further questions in the queue. Gentlemen, did you have any additional comments?

Kay Toolson:     Thank you all again very much for joining our conference
                 call. If you have additional question or would like additional information just feel free to call Mike Duncan at our offices here. And we'll look forward to talking to you next quarter.

Operator:        And that does conclude today's conference call. Again we do thank everyone for their participation.


                            End of Conference Call

THE RISK FACTORS SET FORTH BELOW ARE INCLUDED IN THE QUARTERLY REPORT ON FORM 10-Q FILED WITH THE COMMISSION ON MAY 15, 2001 BY AND ON BEHALF OF MONACO COACH CORPORATION (THE "COMPANY"). THESE RISK FACTORS WERE REFERRED TO BUT NOT READ IN THE CONFERENCE CALL TRANSCRIBED ABOVE. THEY ARE INCLUDED HERE FOR DISCLOSURE PURPOSES SOLELY IN CONNECTION WITH THE ABOVE TRANSCRIPT.

The risk factors set forth below contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include without limitation those below marked with an asterisk (*). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied by such forward-looking statements. The Company cautions the reader, however, that these factors may not be exhaustive.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS The Company's net sales, gross margin and operating results may fluctuate significantly from period to period due to factors such as the mix of products sold, the ability to utilize and expand manufacturing resources efficiently, material shortages, the introduction and consumer acceptance of new models offered by the Company, competition, the addition or loss of dealers, the timing of trade shows and rallies, and factors affecting the recreational vehicle industry as a whole. In addition, the Company's overall gross margin on its products may decline in future periods to the extent the Company increases its sales of lower gross margin towable products or if the mix of motor coaches sold shifts to lower gross margin units. Due to the relatively high selling prices of the Company's products (in particular, its High-Line Class A motor coaches), a relatively small variation in the number of recreational vehicles sold in any quarter can have a significant effect on sales and operating results for that quarter. Demand in the overall recreational vehicle industry generally declines during the winter months, while sales and revenues are generally higher during the spring and summer months. With the broader range of recreational vehicles now offered by the Company, seasonal factors could have a significant impact on the Company's operating results in the future. In addition, unusually severe weather conditions in certain markets could delay the timing of shipments from one quarter to another.

CYCLICALITY The recreational vehicle industry has been characterized by cycles of growth and contraction in consumer demand, reflecting prevailing economic, demographic and political conditions that affect disposable income for leisure-time activities. Unit sales of recreational vehicles (excluding conversion vehicles) reached a peak of approximately 259,000 units in 1994 and declined to approximately 247,000 units in 1996. The industry peaked again in 1999 at approximately 321,000 units and began declining thereafter as unit sales in 2000 were approximately 300,000 units. Furthermore, the Company offers a broad range of recreational vehicle products and is susceptible to the cyclicality inherent in the recreational vehicle industry. Factors affecting cyclicality in the recreational vehicle industry include fuel availability and fuel prices, prevailing interest rates, the level of discretionary spending, the availability of credit and overall consumer confidence. In particular, the decline in consumer confidence and/or a slowing of the overall economy has had a material adverse effect on the recreational vehicle market. An extended continuance of these conditions could have a material adverse effect on the Company's business, results of operations and financial condition.

MANAGEMENT OF GROWTH Over the past several years the Company has experienced significant growth in the number of its employees and the scope of its business. This growth has resulted in the addition of new management personnel and increased responsibilities for existing management personnel, and has placed added pressure on the Company's operating, financial and management information systems. While management believes it has been successful in managing this expansion there can be no assurance that the Company will not encounter problems in the future associated with the continued growth of the Company. Failure to adequately support and manage the growth of its business could have a material adverse effect on the Company's business, results of operations and financial condition.

MANUFACTURING EXPANSION The Company has significantly increased its manufacturing capacity over the last few years. The integration of the Company's facilities and the expansion of the Company's manufacturing


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operations involve a number of risks including unexpected building and production difficulties. In the past the Company experienced startup inefficiencies in manufacturing a new model and also has experienced difficulty in increasing production rates at a plant. There can be no assurance that the Company will successfully integrate its manufacturing facilities or that it will achieve the anticipated benefits and efficiencies from its expanded manufacturing operations. In addition, the Company's operating results could be materially and adversely affected if sales of the Company's products do not increase at a rate sufficient to offset the Company's increased expense levels resulting from this expansion. The setup of new models and scale-up of production facilities involve various risks and uncertainties, including timely performance of a large number of contractors, subcontractors, suppliers and various government agencies that regulate and license construction, each of which is beyond the control of the Company. The setup of production for new models involves risks and costs associated with the development and acquisition of new production lines, molds and other machinery, the training of employees, and compliance with environmental, health and safety and other regulatory requirements. The inability of the Company to complete the scale-up of its facilities and to commence full-scale commercial production in a timely manner could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company may from time to time experience lower than anticipated yields or production constraints that may adversely affect its ability to satisfy customer orders. Any prolonged inability to satisfy customer demand could have a material adverse effect on the Company's business, results of operations and financial condition.

CONCENTRATION OF SALES TO CERTAIN DEALERS Although the Company's products were offered by 338 dealerships located primarily in the United States and Canada at the end of 2000, a significant percentage of the Company's sales have been and will continue to be concentrated among a relatively small number of independent dealers. Sales to Lazy Days RV Center, Inc. accounted for 10.0% of the Company's sales in 1999 and 12.1% in 2000. The Company's 10 largest dealers, including Lazy Days RV Center, Inc., accounted for a combined 33.0% of sales in 1999 and 36.0% in 2000. The loss of a significant dealer or a substantial decrease in sales by such a dealer could have a material adverse effect on the Company's business, results of operations and financial condition.

POTENTIAL LIABILITY UNDER REPURCHASE AGREEMENTS As is common in the recreational vehicle industry, the Company enters into repurchase agreements with the financing institutions used by its dealers to finance their purchases. These agreements obligate the Company to repurchase a dealer's inventory under certain circumstances in the event of a default by the dealer to its lender. If the Company were obligated to repurchase a significant number of its products in the future, it could have a material adverse effect on the Company's financial condition, business and results of operations. The Company's contingent obligations under repurchase agreements vary from period to period and totaled approximately $321 million as of March 31, 2001, with approximately 8.3% concentrated with one dealer. See "Liquidity and Capital Resources" and Note 6 of Notes to the Company's Condensed Consolidated Financial Statements.

AVAILABILITY AND COST OF FUEL An interruption in the supply, or a significant increase in the price or tax on the sale, of diesel fuel or gasoline on a regional or national basis could have a material adverse effect on the Company's business, results of operations and financial condition. Diesel fuel and gasoline have, at various times in the past, been difficult to obtain, and there can be no assurance that the supply of diesel fuel or gasoline will continue uninterrupted, that rationing will not be imposed, or that the price of or tax on diesel fuel or gasoline, which have increased in price in the past year, will not significantly increase in the future, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON CERTAIN SUPPLIERS A number of important components for certain of the Company's products are purchased from single or limited sources, including its turbo diesel engines (Cummins), substantially all of its transmissions (Allison), axles (Dana) for all diesel motor coaches other than the Holiday Rambler Endeavor Diesel model and chassis (Workhorse and Ford) for certain of its motorhome products. The Company has no long term supply contracts with these suppliers or their distributors, and there can be no assurance that these suppliers will be able to meet the Company's future requirements for these components. In 1997, Allison put all chassis manufacturers on allocation with respect to one of the transmissions the Company uses, and in 1999 Ford put one of its gasoline powered chassis on allocation. The Company presently believes that its allocation by suppliers of all components is sufficient to meet planned production volumes, and the Company does not foresee any operating difficulties as a result of vendor supply issues.* Nevertheless, there can be no assurance that Allison, Ford, or any of the Company's other suppliers will be able to meet the Company's future requirements for transmissions, chassis or other key components. An extended delay or interruption in the supply of any components obtained from a single or


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

limited source supplier could have a material adverse effect on the Company's business, results of operations and financial condition.

NEW PRODUCT INTRODUCTIONS The Company believes that the introduction of new features and new models will be critical to its future success. Delays in the introduction of new models or product features or a lack of market acceptance of new models or features and/or quality problems with new models or features could have a material adverse effect on the Company's business, results of operations and financial condition. For example, unexpected costs associated with model changes have adversely affected the Company's gross margin in the past. Future product introductions could divert revenues from existing models and adversely affect the Company's business, results of operations and financial condition.

COMPETITION The market for the Company's products is highly competitive. The Company currently competes with a number of other manufacturers of motor coaches, fifth wheel trailers and travel trailers, many of which have significant financial resources and extensive distribution capabilities. There can be no assurance that either existing or new competitors will not develop products that are superior to, or that achieve better consumer acceptance than, the Company's products, or that the Company will continue to remain competitive.

RISKS OF LITIGATION The Company is subject to litigation arising in the ordinary course of its business, including a variety of product liability and warranty claims typical in the recreational vehicle industry. Although the Company does not believe that the outcome of any pending litigation, net of insurance coverage, will have a material adverse effect on the business, results of operations or financial condition of the Company, due to the inherent uncertainties associated with litigation there can be no assurance in this regard.*

To date, the Company has been successful in obtaining product liability insurance on terms the Company considers acceptable. The Company's current policies jointly provide coverage against claims based on occurrences within the policy periods up to a maximum of $65.0 million for each occurrence and $66.0 million in the aggregate. There can be no assurance that the Company will be able to obtain insurance coverage in the future at acceptable levels or that the costs of insurance will be reasonable. Furthermore, successful assertion against the Company of one or a series of large uninsured claims, or of one or a series of claims exceeding any insurance coverage, could have a material adverse effect on the Company's business, results of operations and financial condition.



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